SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of January, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Free Translation

SUMMARY MEETING OF THE BOARD OF EXECUTIVE OFFICERS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON JANUARY 9, 2004, AT 10 A.M.

VENUE AND TIME:-	Av. Eusébio Matoso n. 891, 4th floor, in the City of São Paulo, State of São Paulo, at 10 A.M.

CHAIRMAN:-	Joaquim Francisco de Castro Neto

QUORUM:-	More than a half of the elected members

PROVISIONS UNANIMOUSLY APPROVED:

It was approved, in order to be submitted to the deliberation of the Board of Directors, the proposal of payment of interest on capital stock to the shareholders, in the total gross amount of R$ 230.004.900,97, considering that the amount of R$ 1.5993 shall be paid for each lot of one thousand common shares and the amount of R$ 1.7592 for each lot of one thousand preferred shares. Such values are to be paid from January 30, 2004 on, in the net value of R$ 1.3594 for each lot of one thousand common shares and R$ 1.4953 for each lot of one thousand preferred shares, after the deduction of withholding income tax at a rate of fifteen percent (15%). The value of the interest on capital stock shall be considered as part of mandatory dividends corresponding to the fiscal year of 2003, as per the provisions of paragraph 7 of article 9 of Federal Law n. 9,249/95 and of paragraph 7 of article 36 of the by-laws of the Company. Shall the present proposal be approved by the Board of Directors, at a meeting to be held on January 20, 2004, the Company’s shares shall be traded EX-INTERESTS ON CAPITAL STOCK from the immediately subsequent business day following January 20, 2004 on. Shall the Board of Directors of Unibanco Holdings S.A. (“Unibanco Holdings”) approve a similar proposal in a meeting to be held on January 20, 2004, the bearer of Shares Deposit Certificates (“Units”), which represent, each one, one preferred share issued by Unibanco and one preferred share class “B” issued by Unibanco Holdings, will have the right to receive interest on capital stock in the gross amount of R$ 3,2362 per lot of one thousand Units traded in Brazil, corresponding to the sum of the values to be paid for each shares that they represent. From the value to be paid, the withholding income tax rate of fifteen per cent (15%) shall be deducted, resulting in the net value of R$ 2,7508 for each lot of one thousand Units. The date of the meeting of the Board of Directors shall be considered as Record Date in order to comply with the Company’s obligations under the Global Depositary Shares (GDS) program maintained by the Company in the United States of America. Each GDS traded in the New York Stock Exchange is equivalent to 500 Units. São Paulo, January 9, 2004. (authorized signatures) Joaquim Francisco de Castro Neto, Adalberto de Moraes Schettert, Celso Scaramuzza, Geraldo Travaglia Filho, Alvaro Portinho de Sá Freire Junior, Armando Zara Pompeu, Elio Boccia, José Lucas Ferreira de Melo, Orestes Alves de Almeida Prado, Osias Santana de Brito and Sérgio Zappa. These minutes are a revised copy of the original minute registered in the Company’s appropriate books.

São Paulo, January 9, 2004.

________________________________ ______________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 12, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers